Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement (No. 333-91478) on Form S-8 of Kansas City Southern of our report dated June 21, 2012 relating to our audits of the statements of net assets available for benefits of the Gateway Western Railway Union 401(k) Plan as of December 31, 2011 and 2010 and the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule of delinquent participant contributions for the year ended December 31, 2011 which report appears in the December 31, 2011 annual report on Form 11-K of the Gateway Western Railway Union 401(k) Plan.

McGladrey LLP
Kansas City, Missouri
June 21, 2012